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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR 22 AM 8:16

Santos

02015988

Date: Thu 21 Mar 2002 05:47:55 PM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - Santos response to PNG Government's decision.

SUPPL

PROCESSED
MAR 27 2002
THOMSON FINANCIAL P

Number of pages (incl. cover sheet): 2

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

News Release

Issued by Investor Relations

21 March 2002

Santos Limited Response to PNG Government's decision

Santos has learned that the Government of the Independent State of Papua New Guinea has decided not to proceed with the Santos proposal regarding Orogen Minerals Limited.

Mr John Ellice-Flint, the Managing Director of Santos, said:

"Santos is disappointed that the PNG Government has decided not to support the Company's proposed offer for Orogen, which we believe would be in the best interests of Orogen shareholders and is superior to the offer from Oil Search."

"The PNG Government first approached Santos in November 2001 inviting the company to make a bid and discussions continued thereafter."

"Santos elected to make a public announcement of the Company's proposed offer yesterday, after being advised that it was necessary to do so in order for the proposal to receive full consideration at the PNG National Executive Council."

"Santos has been and remains supportive of the PNG Gas Project."

For further information please contact:

Graeme Bethune -General Manager Finance and Investor Relations
Santos Limited
Tel: + 61 8 8218 5157
Mobile: +61 419 828 617
Email: graeme.bethune@santos.com

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)